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                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-37919

PROSPECTUS SUPPLEMENT
(to Prospectus dated November 18, 1997)

                                1,000,000 SHARES

                               KOGER EQUITY, INC.

                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE
                             ----------------------

     Koger Equity, Inc. (together with its subsidiaries, the "Company") is a self-administered and self-managed equity real estate investment trust (a "REIT") which develops, owns, operates and manages suburban office buildings primarily located in 19 office centers located in 14 metropolitan areas throughout the southeastern and southwestern United States.

     All of the 1,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock") of the Company offered hereby are being offered by the Company. The Common Stock is listed on the American Stock Exchange (the "ASE") under the symbol "KE." On March 24, 1998, the last reported sale price of the Common Stock on the ASE was $21.3125 per share.

     Wheat, First Securities, Inc. (the "Underwriter") has agreed to purchase the Common Stock offered hereby from the Company at a price of $20.246875 per share, resulting in aggregate proceeds to the Company of $20,196,875, after deducting estimated expenses of $50,000 payable by the Company, subject to the terms and conditions set forth in the Underwriting Agreement. The Underwriter intends to sell the Common Stock to Van Kampen American Capital for an aggregate price of $20,460,000. Van Kampen American Capital intends to deposit the Common Stock, together with the common stock of other entities also acquired from the Underwriter, into the Wheat First Union REIT Income & Growth Trust, Series 1 (the "Trust"), in exchange for Units in the Trust. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

     For information concerning restrictions on the ownership of Common Stock, see "Description of Common Stock" in the accompanying Prospectus.

     FOR A DESCRIPTION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE PAGES 19 THROUGH 26 IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1997.

                             ----------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE  COMMISSION  NOR  HAS  THE  SECURITIES AND  EXCHANGE  COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
           OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

     The Common Stock offered by this Prospectus Supplement is offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Stock offered hereby will be made at the offices of Wheat First Union, Richmond, Virginia, on or about March 30, 1998.

                             ----------------------

                               WHEAT FIRST UNION

                             ----------------------


            The date of this Prospectus Supplement is March 24, 1998

                           FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 (the "Securities Litigation Reform Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their businesses without fear of litigation so long as those statements are identified as forward-looking information and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. The Company desires to take advantage of the "safe harbor" provisions of the Securities Litigation Reform Act.

     This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of the Securities Litigation Reform Act which are not historical facts and which involve risks and uncertainties that could cause actual results to differ materially from those expected, projected, estimated or budgeted. These forward-looking statements, together with related data and projections, about the Company's projected financial results and its future plans and strategies are based on management's then-current expectations. The business in which the Company is engaged involves changing and competitive markets and a high degree of risk, and there can be no assurance that the forward-looking statements and projections will prove accurate. Accordingly, the Company has identified certain important factors which could cause the Company's actual performance and financial results to differ materially from any results which might be projected, forecast, estimated or budgeted by the Company and which are more particularly described in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated herein by reference. These risks include risks associated with (a) real estate financing, (b) leverage and debt policy, (c) geographic concentration, (d) renewal of leases and reletting of space, (e) illiquidity of real estate, (f) competition, (g) changes in laws,
(h) uninsured losses, (i) bankruptcy and financial condition of tenants, (j) compliance with the Americans with Disabilities Act, (k) property ownership through partnerships and joint ventures, (l) impact of inflation, (m) development, construction and acquisition activities, (n) changes in policies of the Company without shareholder approval, (o) limitations of REIT status on business subsidiaries, (p) adverse consequences of failure to qualify as a REIT, (q) possible environmental liabilities and (r) the effect of market interest rates on the price of the Common Stock. Additional disclosure of risks to which the Company is subjected is contained herein and in certain of the documents incorporated herein and in the accompanying Prospectus under "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                  THE COMPANY

     The Company is a self-administered and self-managed equity REIT which develops, owns, operates and manages suburban office buildings primarily located in 19 office centers (each a "Koger Center") located in 14 metropolitan areas throughout the southeastern and southwestern United States. As of December 31, 1997, the Company owned 228 office buildings (each an "Office Building"), of which 224 are in Koger Centers and four are outside Koger Centers but in metropolitan areas where Koger Centers are located. The Office Buildings contain approximately 8.5 million net rentable square feet and were on average 92 percent leased as of December 31, 1997. During 1997, the Company began construction of eight buildings which will contain approximately 650,000 net rentable square feet and will be ready for occupancy at various times throughout 1998. Since December 31, 1997, the Company has acquired two Office Buildings and completed construction of one Office Building containing in the aggregate 231,500 net rentable square feet. While the Company has initiated and expects to continue a pattern of vertically integrated development of suburban office properties for its own account, it may from time to time acquire developed properties compatible with its properties in other markets primarily in the Southeast and Southwest if such acquisitions can be made on terms favorable to the Company.

     The Company owns approximately 137 acres of unencumbered land held for development and approximately 21 acres of unencumbered land expected to be sold. A majority of the land held for development adjoins Office Buildings in 11 Koger Centers which have infrastructure, including roads and utilities, in place. The Company intends over time to develop and construct office buildings using this land and currently has eight buildings under construction on approximately 52 acres of land held for development. The Company expects to acquire additional land for development. In addition, the Company provides leasing, management and other customary tenant-related services for the Koger Centers and for 22 office buildings containing approximately 1.3 million net rentable square feet owned by unaffiliated parties.



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                              RECENT DEVELOPMENTS

     The Company is currently engaged in negotiations for the acquisition of a property and has a binding contract on another property, both located in the Southeast.

     One proposed acquisition, which would be made by a newly formed so-called "downREIT" limited partnership with the Company as general partner, is an approximately 51-acre office park with buildings containing in excess of 530,000 square feet and additional property which will accommodate approximately 160,000 feet of office development. The purchase price of $53.8 million is payable by assumption of approximately $22.5 million of debt and under certain circumstances either (i) issuance of downREIT limited partnership units having a minimum value of approximately $17.5 million up to a maximum value of $23.3 million with the balance in cash, or (ii) in the alternative this acquisition may be accomplished by cash and assumption of debt. The partnership units would be convertible into a minimum of approximately 762,000 shares and a maximum of approximately 1,015,000 shares of the Company's Common Stock (or at the option of the Company such units may be redeemed for cash).
No binding purchase agreement has been signed at this time, and there can be no
assurance that this proposed acquisition will be consummated.   Based on
information supplied to the Company by the current owner, the rentals revenues and operating expenses (excluding management costs) of these properties for the twelve months ended December 31, 1997 were approximately $7.1 million and $2.4 million, respectively.

     The second acquisition, for which the Company has a binding contract, is a property including office buildings containing approximately 318,000 square feet of office space and retail shopping buildings containing approximately 112,500 square feet, together covering approximately 34.5 acres of land. Also included are an additional 22 acres of land suitable for development of approximately 350,000 square feet of office space. The total purchase price of this acquisition is $58,356,000 to be paid in cash. Based on information supplied to the Company by the current owner, the rental revenues and operating expenses (excluding management costs) of these properties for the twelve months ended December 31, 1997 were approximately $7.6 million and $2.6 million, respectively.

     David B. Hiley, a Director of the Company since 1993 and Chairman of the Finance/Investment Committee of the Company's Board of Directors is joining the Company as its Executive Vice President and Chief Financial Officer effective April 1, 1998. Mr. Hiley has had an extensive career in financial management, currently serving as a full-time consultant to Nortek, Inc., in Providence, Rhode Island. He formerly was Managing Director of Berkshire Capital Corporation; a Director and former Senior Executive Vice President and head of investment banking for Thomson McKinnon Securities, Inc.; and a Director of Newcity Communications, Inc. prior to its recent sale. Mr. Hiley is a graduate of Dartmouth College and received his M.B.A. degree from the Amos Tuck School; he is 59 years old.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby after deducting the underwriting discount and estimated expenses of the Offering, are estimated to be approximately $20,196,875. The Company expects to use the net proceeds of the Offering to finance the acquisition and development of office buildings and to repay debt. The immediate use of these proceeds will be to reduce short term debt which includes outstanding borrowings under the Company's secured revolving credit facility ($15 million as of March 24, 1998), which borrowings bear interest at a weighted average rate of 7.54% per annum and mature in April 1999. The borrowings under the secured revolving credit facility were incurred to finance the Company's acquisition activities.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain federal income tax considerations relating to the Company is based on the Internal Revenue Code of 1986, as amended, (the "Code"), is for general information only and is not intended to constitute tax advice. The tax treatment of a holder of any of the Common Stock of the Company may vary depending on such holder's personal investment and tax circumstances and as between different types of shareholders subject to special treatment under the Code (including insurance companies, tax-exempt organizations, financial institutions,



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

broker dealers, foreign corporations and other persons who are not domestic shareholders (defined below)). The summary does not address all possible federal tax issues, nor does the summary discuss any state, local, or foreign tax considerations. Further, the statements in this discussion and the opinion of Ropes & Gray (discussed below) are based on current provisions of the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus Supplement.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE CONSEQUENCES OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

     The Company was organized and elected to be taxed as a REIT in 1988. The Company believes that it was organized, has operated and that it will be able to continue to operate in such a manner as to meet the requirements for qualification and taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, although no assurance can be given that it will at all times so qualify.

     Ropes & Gray, special tax counsel to the Company, has reviewed with the officers of the Company the organizational and operational requirements for REIT qualification. Based upon information and data provided by the Company in connection with that review, Ropes & Gray is of the opinion that, for federal income tax purposes, (a) the Company qualified to be taxed as a REIT pursuant to Sections 856 through 860 of the Code for its taxable years ending December 31, 1996 and 1997, and (b) the Company is in a position to continue to qualify to be taxed as a REIT for the Company's current taxable year. Code provisions governing eligibility for taxation as a REIT are technical and complex. Qualification and taxation as a REIT depends in part upon an entity's having met, and its ability to meet, as a factual matter, certain operating tests, distribution requirements, diversity of stock ownership requirements and other qualification tests imposed by the Code. It must be emphasized that Ropes & Gray's opinion is based in part on certain assumptions and the accuracy of representations as to factual matters made by the Company. Opinions of Ropes & Gray have no binding effect or official status of any kind, and in the absence of a ruling from the Service, there can be no assurance that the Service will not challenge the conclusion or propriety of any of Ropes & Gray's opinions.

     As a REIT, provided certain detailed conditions imposed by the REIT provisions of the Code are met, the Company generally would not be subject to federal income tax on that portion of its ordinary income and net capital gain that is currently distributed to shareholders (subject to certain exceptions described below). This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that usually results from the use of corporate investment vehicles. However, the Company will be taxed at regular corporate rates on any of its income that is not distributed to its shareholders. See "--Taxation of the Company" for a further discussion of this matter.

     As the discussion set forth below indicates, continued qualification of the Company as a REIT depends on meeting Code requirements that may not be wholly within the Company's control. Accordingly, no assurance can be given that the Company will be able to operate in a manner so as to remain qualified as a REIT in any particular year. If the Company fails to qualify as a REIT in any year, it will be subject to federal income tax as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to its shareholders could be materially reduced. Moreover, a REIT that fails to qualify for REIT taxation in any year may not reelect REIT status for any taxable year prior to the fifth taxable year beginning after the taxable year of disqualification unless it can establish that its failure to qualify was due to reasonable cause and not due to willful neglect and it meets certain other requirements.


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

REQUIREMENTS FOR QUALIFICATION AS A REIT

     The Code defines a real estate investment trust as a corporation, trust or unincorporated association (a) which is managed by one or more trustees or directors; (b) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (c) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (d) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (e) the beneficial ownership of which is held by 100 or more persons; (f) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, after applying certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of any taxable year (the "five or fewer test"); and (g) which meets certain other tests, described below, under the headings "Asset Tests," "Gross Income Tests," and "Annual Distribution Requirements."

     In an effort to ensure compliance with the ownership tests described in clauses (e) and (f) of the preceding paragraph, the Company's charter contains certain restrictions on the acquisition and transfer of its stock to prevent concentration of stock ownership that could adversely affect the Company's qualification as a REIT. Moreover, to evidence compliance with these ownership requirements, the Company must maintain records which are generally intended to disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Company is required to and will demand written statements each year from the record holders of designated percentages of its stock disclosing the actual owners of such stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company's records. A shareholder failing or refusing to comply with the Company's written demand is required by the Treasury Regulations to submit with his tax returns a similar statement disclosing the actual ownership of stock and certain other information.

     Under the Taxpayer Relief Act of 1997, enacted on August 5, 1997 (the "Taxpayer Relief Act"), if the Company complies with the demand letter requirement, but does not know, and exercising reasonable diligence would not have known, whether it satisfied the five or fewer test, the Company will be treated as having met such requirement. If the Company fails to comply with the demand letter requirement for any year, it will be subject to certain prescribed penalties, rather than (as under prior law) loss of its status as a REIT.

Asset Tests
     At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company). Second, although the remaining 25% of the Company's assets generally may be invested without restriction, except for stock of qualified REIT subsidiaries, securities in this class may not exceed either (a) 5% of the value of the Company's total assets as to any one non-government issuer or (b) 10% of the outstanding voting securities of any one issuer. Under the Code, all assets, liabilities, and items of income, deduction, and credit of any qualified REIT subsidiary will be treated as owned and realized directly by the Company. The Company has two qualified REIT subsidiaries, Southeast Properties Holding Corporation, Inc. and Koger Real Estate Services, Inc. Additionally, if a "downREIT" limited partnership in which the Company is the general partner effects the proposed acquisition described above under "Recent Developments," the Company's proportionate share of all assets, liabilities and items of income, gain, loss, deduction and credit of the partnership will be treated as owned and realized directly by the Company.

     The Company owns 100% of the nonvoting, participating preferred stock, but none of the voting common stock, of Koger Realty Services, Inc. ("KRSI"), a corporation providing management and leasing services with respect to certain office buildings not owned by the Company. The Company does not believe that the value of the KRSI nonvoting, participating preferred stock exceeds 5% of the total value of the Company's assets. No independent appraisals have been obtained to support this conclusion. Ropes & Gray, in rendering its opinion as to the qualification of the Company as a real estate investment trust, is relying on the representation of the Company as to the value of the KRSI preferred stock. There can be no assurance that the Service might not contend that the value of the KRSI preferred stock held by the Company exceeds 5% of the value of the Company's total assets. See "--Proposed Tax Legislation."


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Gross Income Tests
     There are currently two separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year of the Company, both of which are described below.

The 75% Test
     At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (a) rents from real property (except as modified below); (b) interest on obligations collateralized by mortgages on, or interests in, real property; (c) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (d) dividends or other distributions with respect to shares in other REITs, as well as gain from the sale of such shares; (e) abatements and refunds of real property taxes; (f) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (g) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

The 95% Test
     In addition to deriving at least 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be comprised of qualifying income, as described in the preceding paragraph, or dividends, interest or gain from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain property held by the Company for at least four years and foreclosure property. See "--Taxation of the Company".

     For purposes of both the 75% test and the 95% test, rents received from a tenant will not qualify as rents from real property if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "related party tenant") or a subtenant of such tenant (in which case only rent attributable to the subtenant is disqualified). In addition, if rent attributable to personal property, which may only be leased in connection with a lease of real property, is greater than 15% of the total rent received under the applicable lease, the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of real property solely for occupancy in the geographic area in which the property is located (i.e., services that are not considered "rendered to the occupant"). Under a recently enacted de minimis rule, as long as any income accrued during a taxable year by the Company for impermissible tenant services provided in respect of a property does not exceed 1% of all amounts accrued during such year directly or indirectly with respect to such property, only the income from the impermissible tenant services provided in respect of such property (and not as under prior law, all rents from such property) will fail to qualify as rents from real property.

     The Company is a self-managed REIT and provides certain services with respect to its properties and will provide such services with respect to any newly acquired properties. The Company believes and has represented that the services now provided by the Company are limited to services usually or customarily rendered in connection with the rental of space for occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. The Company has not and does not intend to (i) charge rent for any property that is based in whole or in part on the income or profits of any person (other than being based on a percentage of receipts or sales), (ii) receive rents in excess of a de minimis amount from related party tenants, (iii) derive rents attributable to personal property which constitute greater than 15% of the total rents received under the lease, (iv) perform services that are not considered usual


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or customary or (v) perform services that are considered to be rendered to the occupant of property, other than through an independent contractor from whom the Company derives no income.

     The Company will endeavor to hold and manage its properties in a manner that will give rise to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of the properties will generally qualify under the 75% and 95% gross income tests. However, the Company derives and expects to continue to derive management fees from the management of property owned by others. This fee income is not qualifying income, dividends, interest or gains, and if the amount thereof, together with any other income that could not be counted towards satisfaction of the 95% test, should exceed 5% of gross income of the Company in any taxable year, the receipt of such fee income would adversely affect the Company's qualification as a REIT. The Company currently does not expect that its management fee income, together with other income that cannot be counted towards satisfaction of the 95% test, will exceed 5% of gross income in any taxable year.

     As described above, the Company owns all of the non-voting stock of KRSI, a corporation that is taxable as a regular corporation. KRSI provides management and leasing services for real properties owned by third parties. The income earned by KRSI would be nonqualifying income if earned directly by the Company; as a result of the ownership structure described above, the income will be earned by and taxed to KRSI. Dividends paid by KRSI to the Company will be counted towards satisfaction of the 95% gross income test.

     Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (a) the Company's failure to comply was due to reasonable cause and not to willful neglect; (b) the Company reports the nature and amount of each item of its income included in the 75% and 95% gross income tests on a schedule attached to its tax return; and (c) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, however, the Company will still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

The 30% Test
     Under prior federal income tax law, the Company was required in 1997 and all other taxable years to derive less than 30% of its gross income for each taxable year from the sale or other disposition of (a) real property held for less than four years (other than foreclosure property and property exchanged in an involuntary conversion), (b) stock or securities held for less than one year, and (c) property disposed of in a prohibited transaction. The Company complied with this test in such years. Effective as of January 1, 1998, the Company is no longer required to satisfy the 30% test for federal income tax purposes. However, the Company may be required to comply, and, if so required, will comply, with the 30% test for state income tax purposes until such time as the laws of the relevant states are amended to reflect the recent repeal at the federal level of the 30% test.

Annual Distribution Requirements
     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders each year in an amount at least equal to (a) the sum of (i) 95% of the Company's REIT taxable income for such year (computed without regard to the dividends-paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (b) the sum of certain items of non-cash income. To the extent permitted, certain net operating loss carry forwards acquired by the Company in a 1993 merger may be taken into account in determining REIT taxable income and therefore the distribution requirement. Such distributions as are required to maintain the Company's REIT status must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for the earlier year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amounts at regular corporate tax rates; provided, however, that as discussed below under "Taxation of Domestic Shareholders," the Company's shareholders may claim a credit for taxes paid by the Company in respect of undistributed net capital gains if the Company so elects. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (A) 85% of its ordinary income for such year, (B) 95% of its capital gain net income for such year, and (C) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.


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

Dividends declared by the Company in October, November or December of a calendar year payable to shareholders of record on a specified date in any such month will be deemed to have been paid by the Company and received by each shareholder on December 31 of such year as long as they are actually paid in January of the following year.

     The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and the actual payment of expenses on the one hand and the inclusion of such income and the deduction of such expenses in computing the Company's REIT taxable income on the other hand. Similarly, it is possible that, under some circumstances, a disposition of depreciated property by the Company may produce income or gain that exceeds the cash proceeds of such disposition available for distribution. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, may seek to sell assets or borrow funds in order to satisfy the distribution requirement. The Company may be required to raise funds at a time when market conditions are not favorable and loan covenants restrict borrowing.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure any failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period if certain requirements are satisfied. However, should such a situation arise, there is no assurance that the Company will be in a financial position to pay a deficiency dividend.

Failure to Qualify
     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

Proposed Tax Legislation
     On February 2, 1998, the Clinton Administration released its budget proposal for fiscal year 1999. One provision contained in the proposal potentially could affect the Company if enacted in final form. That provision would prohibit a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation's stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation (other than the stock of a qualified REIT subsidiary), but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT's combined equity and debt interests in a C corporation may not exceed 5% of the value of a REIT's total assets). That provision is proposed to be effective with respect to stock in a C corporation acquired by a REIT on or after the date of "first committee action" with respect to the provision. A REIT that owns stock in a C corporation in excess of the new ownership limit prior to "first committee action" would be "grandfathered," but only to the extent that the C corporation does not engage in a new trade or business or acquire substantial new assets on or after the effective date of the legislation. The Company currently owns 100% of the nonvoting preferred stock of KRSI. If enacted as presently proposed, the proposed provision would prevent KRSI from expanding its current operations and would significantly limit the Company's ability to use other taxable subsidiaries to conduct businesses the income from which would be nonqualifying income if received directly by the Company.

TAXATION OF THE COMPANY

     In any year in which the Company qualifies as a REIT, in general it will not be subject to federal income tax on that portion of its net income that it distributes to shareholders. This treatment substantially eliminates the "double taxation" on income at the corporate and shareholder levels that generally results from investment in a corporation. However, the REIT will be subject to federal income tax as follows: First, the REIT will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains (although, as discussed below under "Taxation of Taxable Domestic Shareholders," if the Company so elects, its shareholders may claim a credit for taxes paid by the Company in respect of undistributed net capital gains). Second, under certain circumstances, a REIT may be subject to the "alternative minimum tax" on its items of tax preference, including alternative minimum taxable income attributable to its use of net operating loss carryforwards. Third, if the REIT has (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the REIT has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Company has represented that it holds its real property for investment with a view to long-term appreciation, is engaged in the business of acquiring, developing, owning and operating the properties and makes such occasional sales of the properties as are consistent with the investment objectives of the Company. There can be no assurance, however, that the Service would not contend that one or more of sales of Company property is subject to the 100% penalty tax. Fifth, if the REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed above) but has nonetheless maintained its qualification as a real estate investment trust because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the REIT's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the REIT subsequently recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate pursuant to guidelines set forth by the Service in Notice 88-19, assuming the REIT makes an election pursuant to Notice 88-19. In 1993 a C Corporation merged into the Company, but the Company does not believe there was a net built-in gain with respect to the property acquired from such corporation and has not made any election under Notice 88-19.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     The following discussion of the taxation of persons owning Common Stock in the Company is intended for taxable domestic shareholders only. As used herein, the term "domestic shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States,
(ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,
(iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. This discussion assumes that the Common Stock constitutes a capital asset in the hands of the shareholder.

Dividends and Other Distributions
     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. Subject to the discussion below regarding recent changes to the capital gains tax rates, distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held its Common Stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will be treated as a return of capital and reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares, they will be included in income as long-term capital gain if the holder has held its shares for more than 12 months and otherwise as short-term capital gain, subject to the discussion below regarding recent changes to capital gains tax rates. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of shares of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute each of (i) distributions taxable at ordinary income tax rates, (ii) capital gains dividends and (iii) returns of capital.

     The Company may elect to retain and pay income tax on its net capital gain received during the taxable year. If the Company so elects for a taxable year, the Company's shareholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed net capital gain for the taxable year as the Company may designate. A shareholder would be deemed to have paid his share of the tax paid by the Company on such undistributed net capital gain, which would be credited or refunded to the shareholder. The shareholder's basis in his shares of Common Stock would be increased by the amount of undistributed net capital gain included in the shareholder's income, less the capital gains tax paid by the Company.

     The Taxpayer Relief Act altered the taxation of capital gain income. Under the Taxpayer Relief Act, individuals, estates and trusts who hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, estates and trusts who hold certain assets for more than 12 months but no more than 18 months may be taxed at a maximum rate of 28% on the sale or exchange of those investments. The Taxpayer Relief Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, estates and trusts, special rules for "qualified 5-year gain," as well as other changes to prior law. The Taxpayer Relief Act allows the Service to prescribe regulations on how the Act's new capital gain rates will apply to sales of capital assets by "pass-thru entities," which include REITs such as the Company. To date regulations have not yet been promulgated. However, in Notice 97-64, issued on November 10, 1997, the Service indicated that the regulations will provide that whether capital gain dividends are taxed at the 28%, 25% or 20% rate will be determined by reference to the Company's holding period in the property that generates the gain and the amount of unrecaptured straight-line depreciation attributable to such property. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Taxpayer Relief Act.

Sale of Common Stock
     On the sale of shares of Common Stock, gain or loss will be recognized by a holder in an amount equal to the difference between (a) the amount of cash and fair market value of any property received on such sale (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current or accumulated earnings and profits), and (b) the holder's adjusted basis in the Common Stock. Such gain or loss (unless recognized by a dealer in securities) will be long-term gain or loss if the shares of Common Stock have been held for more than one year and otherwise will be short-term capital gain or loss; provided, that gain recognized by individuals, trusts and estates in respect of shares held for more than 18 months will be taxed as "adjusted net capital gain," taxable at a 20% rate, and in respect of shares held for more than 12 months but not more than 18 months will be taxed as "mid-term capital gain," taxable at a 28% rate. In general, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such holder as long-term capital gain, subject to the possible modification of this rule as applied to shareholders who are individuals, trusts or estates, to reflect the new capital gains rate schedule introduced by the Taxpayer Relief Act. All or a portion of any loss realized upon a taxable disposition of shares of Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition.

Backup Withholding and Information Reporting
     The Company will report to its domestic shareholders and the Service the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. On October 6, 1997, the Service released regulations that will revise certain procedures for backup withholding and information reporting, effective generally as of January 1, 1999. The regulations impose more stringent requirements to be followed by non-U.S. persons, and financial intermediaries acting on behalf of such non-U.S. persons, for establishing such non-U.S. persons' non-U.S. status for the purpose of the withholding rules.

TREATMENT OF TAX-EXEMPT SHAREHOLDERS

     Dividends from the Company to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry its shares of Common Stock. Qualified trusts that hold more than 10% (by value) of the shares of certain REITs, however, may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the "five or fewer test" applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if either (i) a single qualified trust holds more than 25% by value of the interests in the REIT or (ii) one or more qualified trusts, each owning more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. For these purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer test" without relying upon the "look-through" exception. The Company has not in the past relied on the "look-through" exception to satisfy the "five or fewer" test and does not currently expect that it will rely on such exception for 1998 or future taxable years, although there can be no assurance that the Company will not so rely.

STATE AND LOCAL TAXES

     The Company and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which the Company or such shareholders transact businesses or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an Underwriting Agreement dated March 24, 1998, (the "Underwriting Agreement"), between the Company and Wheat First Securities, Inc. (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, 1,000,000 shares of Common Stock. The Underwriting Agreement provides that the Underwriter's obligation to purchase the Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal
opinions.   The nature of the Underwriter's obligation is such that it is committed to purchase all of the shares of Common Stock if any shares are purchased.

     The Underwriter intends to sell the Common Stock to Van Kampen American Capital, which intends to deposit the Common Stock, along with the common stock of other entities purchased from the Underwriter with the Trustee of the Trust. in exchange for Units in the Trust. The Underwriter is not an affiliate of Van Kampen American Capital or the Trust. The Underwriter intends to sell the Common Stock to Van Kampen American Capital at an aggregate purchase price of $20,460,000. It is anticipated that the Underwriter will also participate in the distribution of the Units in the Trust and will receive compensation of 3.25% of the public offering price of the Units sold by it.

     Pursuant to the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In the ordinary course of business, the Underwriter may from time to time provide investment banking, financial advisory and commercial banking services to the Company and its affiliates for which customary compensation will be received.



                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Boling & McCart, a professional association, Jacksonville, Florida, and for the Underwriters by Hunton & Williams, Richmond, Virginia. Hunton & Williams will rely on Boling & McCart as to certain matters of Florida law.

PROSPECTUS

                                  $300,000,000
                        PREFERRED STOCK AND COMMON STOCK

                               KOGER EQUITY, INC.

     Koger Equity, Inc. (the "Company") may offer from time to time, in one or more classes or series, (a) shares of its Preferred Stock, par value $.01 per share (the "Preferred Stock"), and (b) shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $300,000,000 on terms to be determined at the time or times of offering. The Preferred Stock and the Common Stock (collectively, the "Securities") may be offered, separately or together, in separate classes or series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (a) in the case of Preferred Stock, the number of shares, the specific title, any dividend, liquidation, redemption, conversion or exchange, voting and other rights, and any initial public offering price, and (b) in the case of Common Stock, the number of shares and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (a "REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

   THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



November 18, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                               TABLE OF CONTENTS


              Available Information                              3
              Incorporation of Certain Documents by Reference    3
              The Company                                        4
              Use of Proceeds                                    4
              Description of Common Stock                        4
              Description of Preferred Stock                     6
              Provisions of Florida Law                          9
              Ratios of Earnings to Fixed Charges               10
              Plan of Distribution                              10
              Experts                                           11
              Legal Matters                                     11

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission's World-Wide Web Site, http://www.sec.gov. Furthermore, the Common Stock is listed on the American Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the American Stock Exchange Inc., 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission (File No. 1-9997) and are incorporated herein by reference:

       (a)  Annual Report on Form 10-K for the year ended December 31, 1996;

       (b) Definitive proxy statement dated April 18, 1997 relating to the Annual Meeting of Shareholders held on May 20, 1997;

       (c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

       (d) Current Reports on Form 8-K dated December 16, 1996, April 7, 1997, May 27, 1997 and October 1, 1997; and

       (e) Description of Common Stock contained in Registration Statement on Form 8-A dated August 18, 1988, including any amendments thereto or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Koger Equity, Inc., 3986 Boulevard Center Drive, Jacksonville, Florida 32207, Attn: W. Lawrence Jenkins, Vice President and Secretary, telephone number (904) 398-3403.

                                  THE COMPANY

     The Company is a self-administered and self-managed equity real estate investment trust (a "REIT") which, as of September 30, 1997, owned, operated and managed 225 office buildings (the "Office Buildings") of which 222 are in office centers (the "Koger Centers") located in 13 metropolitan areas throughout the southeastern and southwestern United States and three of which are outside Koger Centers but in metropolitan areas where Koger Centers are located. The Office Buildings contain approximately 8.2 million net rentable square feet and were on average 92% leased as of September 30, 1997.

     The Company also owned, as of September 30, 1997, approximately 145 acres of unencumbered land held for development (the "Development Land"). A majority of the Development Land adjoins Office Buildings in ten Koger Centers and has infrastructure, including roads and utilities, in place.

     The Company is committed to providing a high level of tenant services, and provides leasing, management and other customary tenant-related services for each of the Koger Centers. In addition, the Company manages for third parties 22 office buildings containing approximately 1.3 million net rentable square feet. Including the Office Buildings, the Company manages a total of 247 office buildings containing approximately 9.5 million net rentable square feet through 16 management offices in eight states. The Company's property management personnel have substantial leasing and marketing experience and have leased, or renewed leases for, approximately 1.9 million square feet of suburban office space during the first nine months of 1997.

     The Company was incorporated in Florida in 1988 for the purpose of investing in office buildings located in suburban office centers throughout the southeastern and southwestern United States. The Company has been self-administered since 1992 and self-managed since December 21, 1993.

     The principal executive offices of the Company are located at 3986 Boulevard Center Drive, Jacksonville, Florida 32207, and its telephone number is (904) 398-3403. Unless the context indicates otherwise, references in this Prospectus to the Company include all of the Company's subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities to repay certain indebtedness, for working capital and for general corporate purposes, which may include the acquisition of properties and the development, expansion and improvement of certain properties in the Company's portfolio.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Amended and Restated Articles of Incorporation of the Company (the "Restated Articles of Incorporation") authorize the issuance of up to 100,000,000 shares of Common Stock. As of September 30, 1997, there were 21,886,921 shares of Common Stock issued and outstanding, and the Company had reserved 1,913,589 shares of Common Stock for issuance upon the exercise of stock options. In addition, as of September 30, 1997, the Company held 2,987,333 shares of Common Stock in treasury.

     The description of the Common Stock set forth below is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Restated Articles of Incorporation and the By-laws of the Company (the "By-laws") and is also subject to any terms specified in the applicable Prospectus Supplement.

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company (the "Board of Directors"), out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. Although the Company is authorized to issue up to 50,000,000 of Preferred Stock, par value $.01 per share, as of the date hereof, the Company has not issued any such shares. The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote.
Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of Common Stock generally do not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. However, pursuant to a Stock Purchase Agreement dated as of October 10, 1996, between the Company and AP-KEI Holdings, LLC ("Apollo"), Apollo and its affiliates were granted such a right. The outstanding Common Stock is, and, when issued, the Common Stock to be issued in connection with this Prospectus will be, fully paid and nonassessable.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, after applying certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of any taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, the Restated Articles of Incorporation contain certain provisions set forth below restricting the ownership and transfer of the Common Stock.

     Upon demand of the Company, each shareholder will be required to disclose to the Board of Directors in writing such information with respect to direct and indirect beneficial ownership of shares of the Company's capital stock as the Board of Directors may deem necessary to comply with provisions of the Code applicable to the Company or to comply with the requirements of any other taxing authority or governmental entity or agency.

     The limitations on ownership of the Company's capital stock may have the effect of discouraging tender offers or other takeover proposals. Such limitations do not apply to cash tender offers made for all of the outstanding shares of Common Stock in which two-thirds of the outstanding shares of Common Stock not held by the tender offeror or any affiliate or associate thereof are tendered and accepted for cash. In view of the importance to the Company of its tax treatment as a REIT, the Board of Directors believes that such limitations on ownership are necessary.

     The Restated Articles of Incorporation provide, subject to certain exceptions, that no person, or persons acting as a group, may acquire ownership in the aggregate of more than 9.8% of the shares of Common Stock outstanding at any time. In applying this limit, a person is deemed to own shares of Common Stock constructively owned by such person after applying the relevant constructive ownership rules of the Code. All shares of Common Stock which any person has the right to acquire upon exercise of outstanding rights, options and warrants, and upon conversion of any securities convertible into shares of Common Stock, if any, shall be considered outstanding for purposes of applying the 9.8% limit if such inclusion would cause such person to own shares in excess of such limit. In the event that the Board of Directors believes that the tax status of the Company as a REIT under the Code is jeopardized, or that any person has acquired ownership, whether direct, indirect or constructive, of in excess of 9.8% of the Company's outstanding Common Stock ("Excess Shares"), the Board of Directors may, at its option, redeem a sufficient number of shares of Common Stock to protect and preserve the Company's status as a REIT, as well as all Excess Shares. In the case of such a redemption, the subject shares of Common Stock will be redeemed by the Company at a price per share equal to the average closing prices over a 20-day period prior to the redemption date (or, if no such prices are available, as determined by the Board of Directors).
From and after the redemption date, the holder of any shares of Common Stock called for redemption shall cease to be entitled to any distributions, voting rights and other benefits with respect to such shares of Common Stock, except the right to receive payment of the redemption price. Any transfer of shares of Common Stock that would prevent continued REIT qualification of the Company shall be void ab initio and any purported acquisition of shares of Common Stock resulting in disqualification of the Company as a REIT will be null and void. The Board of Directors has agreed subject to certain limitations, that so long as Apollo and its affiliates collectively hold no more than 25% of the then outstanding shares of Common Stock, no shares shall be deemed Excess Shares under the Restated Articles of Incorporation. As of September 30, 1997, Apollo held an aggregate of approximately 23% of the Common Stock. There are currently three representatives of Apollo on the Board of Directors of the Company.

SHAREHOLDER RIGHTS AGREEMENT

     On September 30, 1990, the Board of Directors adopted and entered into a Common Stock Rights Agreement (the "Rights Agreement"), pursuant to which the Company issued Common Stock purchase rights (the "Rights"). Under the Rights Agreement, one Right was issued for each outstanding share of Common Stock held as of October 1, 1990, and one Right attached to each share of Common Stock issued thereafter and will attach to each share of Common Stock issued in the future. Each Right entitles the holder thereof, upon the occurrence of certain events, to acquire shares of Common Stock with a market value of two times the exercise price of the Right, which Right becomes exercisable if any person (other than (a) the Company, (b) its subsidiaries, (c) employee benefit plans of the Company or its subsidiaries or any person or entity organized appointed or established pursuant thereto and (d) any Exempt Person (as defined in the Rights Agreement)), acquires 15% or more of the outstanding shares of Common Stock (the "Acquiring Person"). If any Exempt Person acquires shares of Common Stock in excess of the number of shares for which such Exempt Person is exempt, such Exempt Person will then be an Acquiring Person and will not be able to exercise his, her or its Rights. One of the events which will trigger the Rights is the acquisition or commencement of a tender offer, of 15% or more of the outstanding shares of Common Stock. The Rights are redeemable by the Company for $.01 and expire September 30, 2000. As of September 30, 1997, Apollo is an Exempt Person under the Rights Plan.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank.

                       DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares were outstanding at September 30, 1997.

     Under the Restated Articles of Incorporation, the Board of Directors is authorized to issue the Preferred Stock from time to time in one or more classes or series and to establish from time to time the number of shares of Preferred Stock to be included in each such class and series and to fix the voting powers, conversion rights, designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions of each such class and series, without any further vote or action by stockholders. Unless otherwise designated in the Restated Articles of Incorporation (including any applicable amendments thereto), all series of Preferred Stock shall constitute a single class of Preferred Stock.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Restated Articles of Incorporation (including any applicable amendments thereto) and the By-laws.

     Subject to limitations prescribed by Florida law and the Restated Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the applicable Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

       (a)  The title of such Preferred Stock;

       (b) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

       (c) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

       (d) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

       (e) The procedures for any auction and remarketing, if any, for such Preferred Stock;

       (f)  The provision for a sinking fund, if any, for such Preferred Stock;

       (g)  The provision for redemption, if applicable, of such Preferred
  Stock;

       (h)  Any listing of such Preferred Stock on any securities exchange;

       (i) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

       (j) Any other specific terms, preferences, rights (including voting rights), limitations or restrictions of such Preferred Stock;

       (k) A discussion of federal income tax considerations applicable to such Preferred Stock;

       (l) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

       (m) Any limitations on issuance of any Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

     (n) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) senior to all Common Stock, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Restated Articles of Incorporation for these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of Preferred Stock of any series shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors. Dividends on any series of Preferred Stock will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

     If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends on the Preferred Stock of such series for the then current dividend period. When dividends are not paid in full (or a sum sufficient for such payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set apart for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company, except (a) by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation or (b) by a redemption or purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any of its subsidiaries.

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series and any other series of Preferred Stock on a parity with such series as to dividends shall have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of any series pursuant to any restrictions on ownership set forth herein or in any applicable Prospectus Supplement or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (a) the redemption date; (b) the number of shares and series of Preferred Stock to be redeemed;
(c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (f) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Preferred Stock will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Excess Common Stock or any other class or series of capital stock of the Company ranking junior to any series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of any series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of any series of Preferred Stock and the holders of any class or series of capital stock ranking on a parity with such series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more quarterly periods, the holders of such shares of Preferred Stock upon which such voting rights have been conferred (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Preferred Stock for the past dividend periods shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In such case, the entire Board of Directors will be increased by two directors.

     Under Florida law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Restated Articles of Incorporation, whether or not entitled to vote thereon by the Restated Articles of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series or change the designations, rights, preferences or limitations of the shares of such series. In addition, unless provided otherwise for any series of Preferred Stock, so long as such series of Preferred Stock remains outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock then outstanding, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (b) amend, alter or repeal the provisions of the Restated Articles of Incorporation (or any applicable amendments thereto), whether by merger, consolidation or otherwise (each an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the holders of Preferred Stock; and provided, further, that
(i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company and the events requiring an adjustment of the conversion price.


RESTRICTIONS ON OWNERSHIP

     The applicable Prospectus Supplement will set forth any restrictions on ownership applicable to any series of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                           PROVISIONS OF FLORIDA LAW

     The Company is subject to several anti-takeover provisions under Florida law. These provisions permit a corporation to elect to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its by-laws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (a) one-fifth or more but less than one-third of such voting power, (b) one-third or more but less than a majority of such voting power and (c) a majority or more of such voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (a) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder,
(b) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years, or (c) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares. A transaction with Apollo would be an "affiliated transaction" under the Florida Act thereby requiring the approval of the holders of two-thirds of the shares of outstanding Common Stock other than the shares held by Apollo.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:


            NINE MONTHS
        ENDED SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
       ----------------------         ----------------------------
          1997        1996     1996     1995      1994      1993    1992
       ----------  ----------  -----  --------  --------  --------  -----

            2.30x       1.53x  1.67x     2.21x     1.17x     1.21x  1.08x


     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income
(loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.

     As of the date of this Prospectus, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and Preferred Stock dividends are unchanged from the ratios presented in this section.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its then outstanding issues of debt or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts (the "Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate number of Securities sold pursuant to the Contracts shall not be less nor more than, the amount or number, as the case may be, stated in the applicable Prospectus Supplement. Institutions with whom the Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The Contracts will not be subject to any conditions except (a) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) if the Securities not covered by Contracts are being sold to underwriters, the Company shall have sold to such underwriters the number of the Securities less the number thereof covered by the Contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.


                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules which are incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1997 and 1996, June 30, 1997 and 1996, and September 30, 1997 and 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by Boling & McCart, a professional association, 76 South Laura Street, Suite 700, Jacksonville, Florida 32202.

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     No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder and thereunder shall, under any circumstance, create an implication that there has been no change in the facts set forth in this Prospectus Supplement or in the Prospectus or in the affairs of the Company since the date hereof.

                             ----------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT


Forward -Looking Statements. . . . . . . . . . . . . . . . . . .    2
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . .    2
Recent Developments. . . . . . . . . . . . . . . . . . . . . . .    3
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . .    3
Federal Income Tax Considerations. . . . . . . . . . . . . . . .    3
Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . .   11
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . .   12

                                   PROSPECTUS

Available Information. . . . . . . . . . . . . . . . . . . . . .    3
Incorporation of Certain Documents
     By Reference. . . . . . . . . . . . . . . . . . . . . . . .    3
The Company . . . . .  . . . . . . . . . . . . . . . . . . . . .    4
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . .    4
Description of Common Stock. . . . . . . . . . . . . . . . . . .    4
Description of Preferred Stock . . . . . . . . . . . . . . . . .    6
Provisions of Florida Law. . . . . . . . . . . . . . . . . . . .    9
Ratios of Earnings to Fixed Charges. . . . . . . . . . . . . . .   10
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . .   10
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . .   11







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                                1,000,000 SHARES





                                     [LOGO]




                               KOGER EQUITY, INC.





                                  COMMON STOCK

                            PAR VALUE $.01 PER SHARE




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                             PROSPECTUS SUPPLEMENT

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                               WHEAT FIRST UNION







                                 MARCH 24, 1998








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